Announcement for the Convention of 2015 Annual General Shareholders’ Meeting of
Chunghwa Telecom Co., Ltd.

Taipei, Taiwan, R.O.C. March 16, 2015 – The Board of Directors of Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or the “Company”), resolved to hold the Company’s annual general shareholders’ meeting (the “Meeting”) at Chunghwa Telecom Training Institute (No.168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.) at 9:00 a.m., Friday, June 26, 2015. The Board also approved the proposal to distribute cash dividend of NT$4.8564 per share.

As provided in Article 165 of the ROC Company Act, the shareholder register shall be closed for registration of share transfer from April 28 to June 26, 2015. Any person who has acquired Chunghwa’s shares but not registered as a holder of such shares shall apply for registration with Yuanta Securities Co. Ltd. (Registrar & Transfer Agency Department) (B1, No. 210, Sec.3, Chengde Rd., Taipei, 103) by 4:30 p.m. on April 27, 2015 in person, or before April 27, 2015 by post, as per postal office stamp date.

The period (the “Submission Period”) for shareholders holding at least 1% of the outstanding shares of Chunghwa to submit any shareholder proposals to Chunghwa for voting at the Meeting is from 9:00 a.m. to 5:00 p.m. on April 14 to April 23, 2015. Each qualified shareholder can submit one proposal. All submissions must be made in Chinese, be less than 300 characters and be made to the Finance Department of Chunghwa Telecom Co., Ltd. (21-3 Xinyi Rd., Sec. 1, Taipei, Taiwan, R.O.C.) within the Submission Period in accordance with Article 172-1 of the ROC Company Act.

As provided under Section 4.7(b) and (c) of the Amended and Restated Deposit Agreement (the “Deposit Agreement”) among the Company, JPMorgan Chase Bank, N.A. (“JPMorgan”) and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, holders that individually or together with other holders hold at least 51% of the ADRs outstanding at the Shareholder Record Date are entitled to submit one written proposal for voting at the general shareholders’ meeting of the Company. The proposal must be submitted in Chinese to Ms. Yuan Liu, ADR Client Services of JPMorgan Chase Bank N.A. (29/F Chater House, 8 Connaught Road Central, Hong Kong, 999077) at least five business days prior to the expiry of the Submission Period and be less than 300 characters in length.

For more information in connection with the proposal right of holders of ADRs, please refer to a form of the Deposit Agreement as an exhibit to the Company’s registration statement on Form F-6 (File No. 333-147321) which was filed with U.S. Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides domestic fixed line services, mobile services, Internet services and international fixed line services to residential and business customers in Taiwan.

If you have any questions in connection with the Meeting, please contact the following person:

Charles Tsai
Finance Department
+886 2 2344 3422
fn@cht.com.tw
21-3 Xinyi Road, Section 1,
Taipei, Taiwan,
Republic of China